

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2015

<u>Via Email</u>
Mr. James R. Mountain
Chief Financial Officer
Javelin Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

> **Re:** **Javelin Mortgage Investment Corp**
> **Form 10-K**
> **Filed March 6, 2014**
> **File No. 001-35673**
>
> **Form 10-Q**
> **Filed November 3, 2014**
> **File No. 001-35673**

Dear Mr. Mountain:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Daniel L. Gordon

        Daniel L. Gordon
        Senior Assistant Chief Accountant